# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Black Hawk Acquisition Corporation, CIK 0002000775
CUSIP: G1148A101
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 4125 Blackhawk Plaza Circle, Suite 166, Danville, California (CA), 94506
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000011544

## Reporting persons
- W. R. Berkley Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 322,086; sole dispositive power 0; shared dispositive power 322,086; aggregate amount beneficially owned 322,086 (7.8% of the class)
- Berkley Insurance Company: type of reporting person: corporation (CO), insurance company (IC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 322,086; sole dispositive power 0; shared dispositive power 322,086; aggregate amount beneficially owned 322,086 (7.8% of the class)

## Item 1. Issuer
Name of issuer: Black Hawk Acquisition Corporation
Address of issuer's principal executive offices: 4125 Blackhawk Plaza Circle, Suite 166, Danville, California, 94506

## Item 2. Person Filing
Name of person filing: W. R. Berkley Corporation
Address of principal business office or, if none, residence: 475 Steamboat Road Greenwich, CT 06830
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 322,086
Percent of class: 7.8
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 322,086
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 322,086

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.1

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- W. R. Berkley Corporation: /s/ Richard M. Baio, Richard M. Baio/Executive Vice President and Chief Financial Officer (11/09/2026)
- Berkley Insurance Company: /s/ Richard M. Baio, Richard M. Baio/Executive Vice President and Treasurer (11/09/2026)